Saskatchewan Wheat Pool
Investor Relations
4th Floor
2625 Victoria Avenue
Regina [redacted]
S4T [redacted]

02 SEP 20 AM 9:55

facsimile transmittal

SUPPL

To:	Mr. Paul Dudek Securities and Exchange Commission	**Fax:**	(202) 942-9624
From	Colleen Vancha, Director IR and Communications Saskatchewan Wheat Pool 306-569-4782	**Date:**	09/19/02
Re:	Exemption No: 82-5037	**Pages:**	3

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PROCESSED
SEP 24 2002
THOMSON
FINANCIAL

dlw 9/23

Exemption #: 82-5037

September 19, 2002

Attn: Paul Dudek
Securities and Exchange Commission
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-942-9624

Saskatchewan Wheat Pool
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is a copy of a news release dated September 18, 2002, regarding the extension of the Small Shareholder Program. This was filed with the Toronto Stock Exchange and provincial securities commissions.

Yours very truly,

Debbie Vargo

for: Colleen Vancha, Director
Investor Relations and Communications

Copy to: Susan Engel, General Counsel and Corporate Secretary
Michael McCord, Executive Vice President, Finance & Chief Financial Officer

Attachment

TSE Sept. 18/02

POOL

Saskatchewan Wheat Pool

For Immediate Release
Date September 18, 2002
Regina, Saskatchewan
Listed: TSX
Symbol: SWP.B

SASKATCHEWAN WHEAT POOL EXTENDS SMALL SHAREHOLDER PROGRAM

Saskatchewan Wheat Pool has extended its small shareholders program to December 24, 2002.

The Program, which was established on June 24, 2002, allows Class B shareholders who own 99 or fewer shares as of June 21, 2002 to sell their shares without incurring brokerage fees. Shareholders who may be interested in participated in the program may call the Pool toll-free at 1-866-843-7665 to obtain additional information.

Saskatchewan Wheat Pool is a publicly traded agribusiness headquartered in Regina, Saskatchewan. Anchored by a prairie-wide grain handling and agri-products marketing network, the Pool channels prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between prairie farmers and destination customers. The Pool's Class B shares are listed on the Toronto Stock Exchange under the symbol SWP.B.

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Investor Relations and Communications 2625 Victoria Ave. Regina SK S4T 7T9 Tel:(306) 569-4525 Fax:(306) 569-4400 www.swp.com